
United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 20, 2017

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company. [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 20, 2017, the Boards of directors of both MGE Energy, Inc. (MGE Energy) and Madison Gas and Electric Company (MGE) elected Marcia M. Anderson and James G. Berbee as members of both boards of directors, effective as of March 1, 2018. Ms. Anderson will be a Class II Director whose term will expire at the annual meeting of shareholders in 2018. Mr. Berbee will be a Class I Director whose term will expire at the annual meeting of shareholders in 2020.

Both Ms. Anderson and Mr. Berbee have been determined by MGE Energy's Board of Directors to be independent directors under the independence guidelines adopted by the NASDAQ Stock Market, Inc. Both will become members of the Audit Committee and the Corporate Governance Committee of the MGE Energy Board of Directors.

Ms. Anderson has a Juris Doctor from Rutgers University School of Law and a Masters of Strategic Studies from the U.S. Army War College. She is currently the clerk of court of the Bankruptcy Court for the Western District of Wisconsin. Ms. Anderson retired from the Army in May 2016 with a rank of Major General. In addition to her legal and military experience, she worked for General Public Utilities Corporation early in her career. Ms. Anderson currently serves on the board of directors for the Green Bay Packers.

Mr. Berbee has an MS in Mechanical Engineering and an MBA from the University of Wisconsin. He was the Chairman and CEO of Berbee Information Networks Corporation, which provided information technology support for large businesses. After selling Berbee Information Networks Corporation, he attended medical school and graduated from the Stanford University School of Medicine. Mr. Berbee currently works part time as an emergency department physician. Mr. Berbee is also vice-chair of the Wisconsin Alumni Research Foundation and holds several patents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: October 20, 2017

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer